Exhibit 23.2

CONSENT OF SEMPLE, MARCHAL & COOPER, LLP

The Board of Directors Global Med Technologies, Inc.:

We consent to the use of our report dated March 24, 2008, with respect to the balance sheets of BlueRidge Solutions, LC dba eDonor as of December 31, 2007 and 2006, and the related statements of operations and cash flows for the years then ended, included in this current report on Form 8-K/A of Global Med Technologies, Inc.

/s/ Semple, Marchal & Cooper, LLP

Phoenix, Arizona September 8, 2008